UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTRA-CELLULAR THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46116X 101

(CUSIP Number)

Intra-Cellular Therapies, Inc.

3960 Broadway

New York, NY 10032

Telephone: (212) 923-3344

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46116X 101	Page 2 of 11 Pages

1	Name of reporting person Alafi Capital Company, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,542,885 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 3,542,885 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 3,542,885 shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.0%[1]
14	Type of reporting person OO

[1]	The percentage ownership was calculated based on 22,134,647 shares of common stock reported by Intra-Cellular Therapies, Inc. (referred to herein as “Intra-Cellular” or the “Issuer”) to be issued and outstanding as of August 29, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 3 of 11 Pages

1	Name of reporting person Christopher Alafi, Ph.D.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 503,753 shares[2]
	8	Shared voting power 3,542,885 shares[3]
	9	Sole dispositive power 503,753 shares[4]
	10	Shared dispositive power 3,542,885 shares[5]
11	Aggregate amount beneficially owned by each reporting person 4,046,638 shares[6]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.3%[7]
14	Type of reporting person IN

[2]	Consists of shares held by a trust for the benefit of members of the Alafi family. The Reporting Person has full voting and investment power with respect to the shares held by the trust. Does not include 503,776 shares held by two other trusts for the benefit of members of the Alafi family for which the Reporting Person does not have voting or investment control.
[3]	Consists of 3,542,885 shares owned by Alafi Capital Company, LLC (“Alafi Capital”). The Reporting Person is a managing partner of Alafi Capital and shares voting and investment power with respect to the shares that Alafi Capital holds. The Reporting Person disclaims beneficial ownership of shares held by Alafi Capital except as to the extent of his pecuniary interest in such shares.
[4]	See Footnote 2.
[5]	See Footnote 3.
[6]	See Footnotes 2 and 3. Does not include options held by the Reporting Person to purchase 29,375 shares which are not exercisable within 60 days of August 29, 2013.
[7]	See Footnote 1.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 4 of 11 Pages

1	Name of reporting person Moshe Alafi
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,742 shares[8]
	8	Shared voting power 3,542,885 shares[9]
	9	Sole dispositive power 15,742 shares[10]
	10	Shared dispositive power 3,542,885 shares[11]
11	Aggregate amount beneficially owned by each reporting person 3,558,627 shares[12]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%[13]
14	Type of reporting person IN

[8]	Consists of 15,742 shares owned by the Reporting Person.
[9]	Consists of 3,542,885 shares owned by Alafi Capital. The Reporting Person is a managing partner of Alafi Capital and shares voting and investment power with respect to the shares that Alafi Capital holds. The Reporting Person disclaims beneficial ownership of shares held by Alafi Capital except as to the extent of his pecuniary interest in such shares.
[10]	See Footnote 8.
[11]	See Footnote 9.
[12]	See Footnotes 8 and 9.
[13]	See Footnote 1.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 5 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Intra-Cellular Therapies, Inc., a Delaware corporation (“Intra-Cellular” or the “Issuer”). Intra-Cellular’s principal executive offices are located at 3960 Broadway, New York, NY 10032.

Item 2.	Identity and Background.

Alafi Capital Company, LLC

(a) This Schedule 13D is being filed on behalf of Alafi Capital Company, LLC, a California limited liability company (“Alafi Capital,” and together with Christopher Alafi, Ph.D. and Moshe Alafi, the “Reporting Persons”).

(b) The business address of Alafi Capital is 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) The principal business of Alafi Capital is to invest in healthcare companies.

(d) During the past five years, Alafi Capital has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Alafi Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Christopher Alafi, Ph.D.

(a) This Schedule 13D is being filed on behalf of Christopher Alafi, Ph.D.

(b) The business address of Dr. Alafi is c/o Alafi Capital Company, LLC, 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) Dr. Alafi is a managing partner of Alafi Capital Company, LLC, whose principal business is to invest in healthcare companies. In addition, Dr. Alafi is a member of the board of directors of Intra-Cellular.

(d) During the past five years, Dr. Alafi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Dr. Alafi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Dr. Alafi is a citizen of the United States.

Moshe Alafi

(a) This Schedule 13D is being filed on behalf of Moshe Alafi.

(b) The business address of Moshe Alafi is c/o Alafi Capital Company, LLC, 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) Moshe Alafi is a managing partner of Alafi Capital Company, LLC, whose principal business is to invest in healthcare companies.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 6 of 11 Pages

(d) During the past five years, Moshe Alafi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Moshe Alafi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Moshe Alafi is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Private Placement

Prior to the Merger (defined below), Intra-Cellular Therapies, Inc., a private Delaware corporation (“ITI”) sold to accredited investors approximately $60.0 million of its shares of common stock, or 18,889,307 shares at a price of $3.1764 per share, which included approximately $15.3 million in principal and $0.8 million in accrued interest from the conversion of ITI’s then outstanding convertible promissory notes (the “Private Placement”).

Also, ITI granted the investors in the Private Placement, and the other then existing stockholders of ITI, registration rights requiring ITI or any successor to register those shares of ITI’s common stock (which were exchanged for shares of the Issuer’s Common Stock in the Merger) for public resale, as described in more detail below. The Private Placement closed immediately prior to the Merger on August 29, 2013.

Alafi Capital purchased 3,619,234 shares of ITI’s common stock in the Private Placement for a purchase price of $11,496,135, including $6,748,637 in principal and accrued interest from the conversion of a then outstanding convertible promissory note of ITI originally issued to Alafi Capital on October 25, 2012.

Moshe Alafi purchased 31,484 shares of ITI’s common stock in the Private Placement for a purchase price of $100,006.

Christopher Alafi, Ph.D. did not purchase shares in the Private Placement.

Reverse Merger

Pursuant to an Agreement and Plan of Merger dated August 23, 2013 (the “Merger Agreement”) by and among the Issuer, ITI, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) and ITI, Merger Sub merged with and into ITI, with ITI remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer (the “Merger”). The Merger was effective as of August 29, 2013 (the “Effective Time”). As part of the Merger, ITI changed its name to ITI, Inc.

At the Effective Time, the legal existence of Merger Sub ceased and each share of ITI’s common stock and each share of ITI’s preferred stock that was issued and outstanding immediately prior to the Effective Time was automatically exchanged for 0.5 shares of the Issuer’s Common Stock. The Issuer issued an aggregate of 22,134,647 shares of its Common Stock upon such exchange.

Following the Merger, effective on August 29, 2013, a newly organized wholly-owned subsidiary of the Issuer named “Intra-Cellular Therapies, Inc.” merged with and into the Issuer, leaving the Issuer as the surviving corporation. In connection with this merger, the Issuer, which was formerly named Oneida Resources Corp., assumed the name Intra-Cellular Therapies, Inc.

In addition, at the Effective Time, the Issuer assumed ITI’s 2003 Equity Incentive Plan, as amended, (the “2003 Equity Incentive Plan”), and all options to purchase ITI’s common stock then outstanding under the 2003 Equity Incentive Plan, and such options became exercisable for an aggregate of 1,462,380 shares of the Issuer’s

SCHEDULE 13D

CUSIP No. 46116X 101	Page 7 of 11 Pages

Common Stock, subject to the vesting and other terms of such options. The vesting of such options was not accelerated as a result of the Merger. At the Effective Time, the Issuer also assumed a warrant to purchase ITI’s common stock, and such warrant became exercisable for 1,822 shares of the Issuer’s Common Stock.

Upon the effectiveness of the Merger, the Issuer’s business became the operation of ITI and its business. Immediately following the Effective Time, the Issuer’s Board of Directors (the “Board”), which immediately prior to the Effective Time consisted of Samir N. Masri as the Issuer’s sole director, appointed Sharon Mates, Ph.D., who was Chairman, President and Chief Executive Officer of ITI, as the Issuer’s Chairman, President and Chief Executive Officer, to serve on the Board with Mr. Masri. At the Effective Time, Mr. Masri resigned from all of his positions as an officer of the Issuer. In addition, immediately following the Effective Time, the Board appointed Lawrence J. Hineline, who was the Vice President of Finance, Chief Financial Officer and Secretary of ITI, as the Issuer’s Vice President of Finance, Chief Financial Officer and Secretary; Allen A. Fienberg, Ph.D., who was the Vice President of Business Development of ITI, as the Issuer’s Vice President of Business Development; Lawrence P. Wennogle, Ph.D., who was the Vice President, Drug Discovery of ITI, as the Issuer’s Vice President, Drug Discovery; and Kimberly E. Vanover, Ph.D., who was the Vice President, Clinical Development of ITI, as the Issuer’s Vice President, Clinical Development. On September 9, 2013, which is the eleventh day following the date that the Issuer filed with SEC, and transmitted to the Issuer’s sole stockholder prior to the Merger, a Schedule 14f-1 reporting a change in the majority of the Issuer’s directors, Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, were appointed to the Board to serve on the Board with Dr. Mates, and Mr. Masri will resign from the Board as of such date. Each of Dr. Mates, Dr. Alafi, Dr. Lerner, Mr. Marcus, and Sir Michael were directors of ITI immediately prior to the Merger.

Immediately following the Effective Time, the Issuer redeemed all shares of its capital stock issued and outstanding immediately prior to the Merger. Upon completion of the Merger and this redemption, the former stockholders of ITI held 100% of the outstanding shares of the Issuer’s capital stock.

Immediately prior to the consummation of the Merger, Alafi Capital owned 3,619,234 shares of ITI’s common stock purchased in the Private Placement and 3,466,535 shares of ITI’s preferred stock, which were exchanged for an aggregate of 3,542,885 shares of the Issuer’s Common Stock upon the consummation of the Merger. Alafi Capital purchased the 3,466,535 shares of ITI’s preferred stock held by Alafi Capital immediately prior to the Merger in ITI’s preferred stock financings in May 2002, January 2006, October 2007 and February 2010.

Immediately prior to the consummation of the Merger, Christopher Alafi, Ph.D. beneficially owned 1,007,505 shares of ITI’s preferred stock held by a trust for the benefit of members of the Alafi family, which were exchanged for an aggregate of 503,753 shares of the Issuer’s Common Stock upon the consummation of the Merger.14 These 1,007,505 shares of ITI’s preferred stock were originally purchased from ITI by Alafi Capital in February 2010 and were subsequently transferred to the trust in December 2012. In addition, upon the consummation of the Merger, the Issuer assumed options held by Dr. Alafi to purchase 29,375 shares of the Issuer’s Common Stock. These options are not exercisable within 60 days of August 29, 2013.

Immediately prior to the consummation of the Merger, Moshe Alafi owned 31,484 shares of ITI’s common stock, which he purchased in the Private Placement, and which were exchanged for an aggregate of 15,742 shares of the Issuer’s Common Stock upon the consummation of the Merger.15

Effective August 29, 2013, prior to the Merger, the Issuer’s sole director and sole stockholder approved by written consent a restated certificate of incorporation to, among other things, reduce the number of authorized shares of preferred stock, provide for the Issuer’s Board of Directors to be divided into three classes, require that any action taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors, amend, alter or repeal, or adopt any provision inconsistent with, certain provisions contained in the Issuer’s restated certificate of incorporation, or to adopt, amend or repeal the Issuer’s restated bylaws. Twenty days after the Issuer files an information statement on Schedule 14C with the SEC to notify the Issuer’s former sole stockholder of this action and mails the information statement to the Issuer’s former sole

[14]	See Footnote 2. Dr. Alafi may also be deemed to beneficially own the shares held by Alafi Capital. See Footnote 3.
[15]	Moshe Alafi may also be deemed to beneficially own the shares held by Alafi Capital. See Footnote 9.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 8 of 11 Pages

stockholder, the Issuer may file the restated certificate of incorporation with the Secretary of State of the State of Delaware. When the restated certificate of incorporation becomes effective, the Issuer will have authorized capital stock of 105,000,000 shares, of which 100,000,000 shares will be designated as Common Stock, and of which 5,000,000 shares will be designated as preferred stock, par value $0.0001 per share.

Effective August 29, 2013, the Issuer’s sole director approved the Issuer’s restated bylaws to, among other things, provide for the Board of Directors to be divided into three classes, require that any action taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors or to adopt, amend or repeal any provision of the Issuer’s restated bylaws.

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Alafi Capital Company, LLC	3,542,885 shares
Christopher Alafi, Ph.D.	4,046,638 shares	[16]
Moshe Alafi	3,558,627 shares	[17]

Percent of class: (The percentage ownership was calculated based on 22,134,647 shares of Common Stock reported by the Issuer to be issued and outstanding as of August 29, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013).

Alafi Capital Company, LLC	16.0%
Christopher Alafi, Ph.D.	18.3%
Moshe Alafi	16.1%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Alafi Capital Company, LLC	3,542,885 shares
Christopher Alafi, Ph.D.	503,753 shares	[18]
Moshe Alafi	15,742 shares	[19]

(ii)	Shared power to vote or to direct the vote:

Alafi Capital Company, LLC	0 shares
Christopher Alafi, Ph.D.	3,542,885 shares	[20]
Moshe Alafi	3,542,885 shares	[21]

(iii)	Sole power to dispose or to direct the disposition of:

Alafi Capital Company, LLC	3,542,885 shares
Christopher Alafi, Ph.D.	503,753 shares	[22]
Moshe Alafi	15,742 shares	[23]

[16]	See Footnotes 2 and 3.
[17]	See Footnotes 8 and 9.
[18]	See Footnote 2.
[19]	See Footnote 8.
[20]	See Footnote 3.
[21]	See Footnote 9.
[22]	See Footnote 2.
[23]	See Footnote 8.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 9 of 11 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Alafi Capital Company, LLC	0 shares
Christopher Alafi, Ph.D.	3,542,885 shares	[24]
Moshe Alafi	3,542,885 shares	[25]

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Private Placement, ITI entered into a registration rights agreement with the investors in the Private Placement (including Alafi Capital and Moshe Alafi) and also the existing stockholders of ITI who agreed to become parties to certain provisions of the agreement (including Dr. Alafi) or who may choose to become parties in the future. The Issuer assumed the registration rights agreement in connection with the Merger. Pursuant to the registration rights agreement and subject to the rules and regulations of the SEC, the Issuer has agreed to file a shelf registration statement covering the resale of the shares of its Common Stock held by the investors in the Private Placement and the shares of the Issuer’s common stock held by the former stockholders of ITI who are parties to the agreement. The Issuer is required to file the shelf registration statement within 45 days of the date of the registration rights agreement (October 13, 2013). In the event fewer than all of the Issuer’s outstanding shares of common stock can be registered pursuant to the so-called Rule 415 doctrine, priority will be given to the shares issued in the Private Placement, but in such event at least 25% of the shares registered shall be those held by ITI’s existing stockholders prior to the Private Placement.

The Issuer will be liable to each investor in the Private Placement (but not to the former stockholders of ITI who are parties to the agreement) for liquidated damages, on a 30-day basis, equal to 1.0% of the aggregate purchase price paid by the investor for the registrable shares of the Issuer’s Common Stock then held by the investor, subject to an overall cap of 5%, (i) if the Issuer fails to file the registration statement on time, (ii) if the registration statement is not declared effective within 150 days from the date of the registration rights agreement (January 26, 2014), (iii) if the Issuer suspends (subject to limited blackout periods described below) or terminates the registration statement prior to the date which is the earlier of (x) the third anniversary of its effectiveness (or the third anniversary of the date on which all registrable shares are included therein, if later) and (y) the date on which all of the registrable shares cease to be registrable shares, or (iv) in the event one or more suspensions of the effectiveness of the registration statement exceeds 60 days in the aggregate during any 12-month period.

The Issuer will be permitted to suspend the registration statement one or more times during any 12-month period provided such suspensions do not exceed 30 consecutive days or 60 days in the aggregate in any 12- month period. Any suspension associated with the Issuer’s filing of an annual, periodic or current report, as required by the Exchange Act, will be permitted and will not be counted against the 60 day limitation. Any shares not registered due to the Rule 415 doctrine will not be subject to liquidated damages. Expenses with respect to the filing and effectiveness of such registration statement (but not selling expenses, or underwriter or agent compensation) will be paid by the Issuer, including expenses of one counsel for the selling stockholders.

[24]	See Footnote 3.
[25]	See Footnote 9.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 10 of 11 Pages

Lock-Up Provisions in Registration Rights Agreement

The registration rights agreement contains a lock-up provision applicable to the existing stockholders of ITI prior to the Private Placement who are party to the agreement (including Alafi Capital and Dr. Alafi). Pursuant to the lock-up provision, these stockholders agreed, subject to specified exceptions, not to sell, transfer, dispose of, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, without the written consent of Leerink Swann LLC or, in certain circumstances, the two lead institutional investors in the Private Placement, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s Common Stock until the earlier of (a) up to 180 days (as requested by the lead underwriter) after the date on which the Issuer’s shares of Common Stock are listed for trading on a national securities exchange in connection with a firm commitment underwritten public offering by the Issuer with gross proceeds to the Issuer of at least $40 million, or (b) the date that is 18 months following the date of the Merger.

These lock-up provisions will not apply to, among other things, shares of common stock acquired in connection with any follow-on securities offerings by the Issuer or in open market transactions, or upon the exercise of stock options granted pursuant to the Issuer’s equity incentive plans, so long as the shares acquired upon exercise remain subject to the lock-up provisions in the agreement, or certain gifts and other transfers for estate-planning purposes or by stockholders who are entities to their limited partners, members or stockholders, as specified in the agreement.

In the event that a former stockholder of ITI was also an investor in the Private Placement (as is the case for Alafi Capital), then these lock-up provisions in the agreement will only apply with respect to the shares held by such stockholder that were not purchased in the Private Placement. Under the registration rights agreement, the Issuer did not enter into any lock-up agreement or other restriction on the transfer or registration of the shares of its Common Stock acquired by the investors in the Private Placement (other than those imposed by non-disclosure agreements and the requirement that each investor continue to hold 200 shares of ITI’s common stock (which were exchanged for 100 shares of the Issuer’s Common Stock in the Merger) until the earlier of (y) the date on which the Issuer’s shares are listed on a national securities exchange or (z) the date 18 months after the closing of the Private Placement (February 28, 2015)).

The foregoing descriptions of the Merger Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of September 9, 2013, by and among Alafi Capital Company, LLC, Christopher Alafi, Ph.D. and Moshe Alafi.

Exhibit 2	Agreement and Plan of Merger, dated as of August 23, 2013, by and among the Issuer, ITI, Inc. and Intra-Cellular Therapies, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 29, 2013).

Exhibit 3	Registration Rights Agreement dated as of August 29, 2013 by and among Intra-Cellular Therapies, Inc., the stockholders named therein and the Issuer (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.

Date: September 9, 2013	By:	/s/ Moshe Alafi
Moshe Alafi

Date: September 9, 2013	ALAFI CAPITAL COMPANY, LLC

	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.
Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 9, 2013, is by and among Chrisopher Alafi, Ph.D., Moshe Alafi and Alafi Capital Company, LLC (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $0.0001 per share, of Intra-Cellular Therapies, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: September 9, 2013	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.

Date: September 9, 2013	By:	/s/ Moshe Alafi
Moshe Alafi

Date: September 9, 2013		ALAFI CAPITAL COMPANY, LLC

	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D. Managing Partner